SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                       C.A.A. CONFIRMS RYANAIR NO. 1 FOR PUNCTUALITY
                                       JAN-MAR 2004.

Ryanair, Europe's No.1 low fares airline, today (Tuesday, 15th June 2004) was confirmed the No. 1 major airline for punctuality by the UK Civil Aviation Authority (CAA) for the 1st quarter of 2004.

The UK official statistics confirmed Ryanair No. 1 with 85% of Ryanair flights arriving on time during January - March 2004. Recently released CAA annual punctuality statistics also confirmed Ryanair the most punctual major airline for 2003.

Commenting today, Ryanair's Head of Communications, Paul Fitzsimmons said:

        "Ryanair's unbeatable record for punctuality is continuing in 2004. The CAA official statistics for all of last year and this year so far confirm that Ryanair is the No.1 major airline when it comes to punctuality.

        "This year Ryanair will carry almost 28 million passengers on 149 routes across 16 European countries, and our passengers are benefiting from Europe's lowest fares and best on-time record."


CAA OFFICIAL STATISTICS - MAJOR AIRLINES PUNCTUALITY JAN-MAR 04

            AIRLINE                                         % FLIGHTS ON-TIME

1.  RYANAIR                                                          85%

2.  SAS                                                              80%

3.  AER LINGUS                                                       79%

4.  FLYBE                                                            79%

5.  BRITISH AIRWAYS                                                  78%

6.  EASYJET                                                          76%

7.  IBERIA                                                           75%

8.  KLM                                                              75%

9.  LUFTHANSA                                                        74%

10. BMI                                                              74%

11. AIR FRANCE                                                       72%

12. ALITALIA                                                         58%

(Source: CAA punctuality reports Jan-Mar 04 on major airlines)


Ends.                                     Tuesday, 15th June 2004

Paul Fitzsimmons - Ryanair                Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                    Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  15 June 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director